UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  September 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ........X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 September 2016

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 September 2016)	Announcement Transaction in Own Shares (21 September 2016)
Announcement Director/PDMR Shareholding (06 September 2016)	Announcement Result of AGM (22 September 2016)
Announcement Director/PDMR Shareholding (07 September 2016)	Announcement Transaction in Own Shares (22 September 2016)
Announcement Director/PDMR Shareholding (08 September 2016)	Announcement Transaction in Own Shares (23 September 2016)
Announcement Director/PDMR Shareholding (08 September 2016)	Announcement Transaction in Own Shares (26 September 2016)
Announcement Director/PDMR Shareholding (12 September 2016)	Announcement Transaction in Own Shares (27 September 2016)
Announcement Transaction in Own Shares (19 September 2016)	Announcement Director/PDMR Shareholding (29 September 2016)
Announcement Diageo issues trading commentary ahead of AGM (20 August 2016)	Announcement Total Voting Rights (30 September 2016)
Announcement Transaction in Own Shares (20 September 2016)

Diageo PLC – Total Voting Rights
Dated 01 September 2016

Please find below an announcement released to the LSE this afternoon in relation to Total Voting Rights.

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 August 2016 consisted of 2,754,414,152 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 236,010,587 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,518,403,565 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

1 September 2016

Jonathan Guttridge
Company Secretarial Assistant
Diageo plc

Diageo PLC – Director/PDMR Shareholding
Dated 06 September 2016

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. K MIKELLS 2. D CUTTER 3. C LAMBKIN 4. A MANZ 5. S MORIARTY 6. M NAYAGER 7. J O'KEEFFE
b)	Position / status
1.     DIRECTOR
2.     MEMBER OF EXECUTIVE COMMITTEE
3.     MEMBER OF EXECUTIVE COMMITTEE
4.     MEMBER OF EXECUTIVE COMMITTEE
5.     MEMBER OF EXECUTIVE COMMITTEE
6.     MEMBER OF EXECUTIVE COMMITTEE
7.     MEMBER OF EXECUTIVE COMMITTEE

c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
1-5, & 6a* An award of Ordinary Shares on 5 September 2016, under the Diageo Share Incentive Plan (the "SIP"). Awarded at no cost to plan participants ("Freeshares"), to a value based on a percentage of the participant's salary on 30 June 2016 and the Company's profits for the financial year ended 30 June 2016, subject to a maximum per SIP participant of £3,000 in value per tax year.
*includes an award of Ordinary Shares to M Nayager's spouse D Nayager (a PCA)
6b & 7. An award of Ordinary Shares on 5 September 2016, under the Diageo Irish Profit Sharing Scheme (the "Irish Profitshare").  Awarded at no cost to Plan participants ("Profit Share"), to a value based on a percentage of the participant's salary on 30 June 2016 and the Company's profits for the financial year ended 30 June 2016, subject to a maximum per Irish Profitshare participant of €12,700 in value per tax year.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £21.13	141
		2. £21.13	141
		3. £21.13	141
		4. £21.13	141
		5. £21.13	141
		6. a) £21.13 6. b) €24.36	282 (includes 141 awarded to Spouse D Nayager) 163
		7. €24.36	521
d)	Aggregated information	N/A
e)	Date of the transaction	6 SEPTEMBER 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 07 September 2016

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. D CUTTER 2. D MAHLAN 3. A MANZ* 4. S MORIARTY 5. J O'KEEFFE 6. S FISCHER
b)	Position / status	1. MEMBER OF EXECUTIVE COMMITTEE 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. MEMBER OF EXECUTIVE COMMITTEE 5. MEMBER OF EXECUTIVE COMMITTEE 6. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
Release of Ordinary Shares under the Company's 2008 Performance Share Plan ("PSP") on 5 September 2016.  The awards were made on 5 September 2013 and vested at a level of 30.6%.  Also released were the Ordinary Shares that were accrued in respect of notional dividends under the PSP during the period.  The balance of each award has lapsed.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
			No. of Ordinary Shares released	No. of Ordinary Shares in respect of notional dividend	No. of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
		1. £21.26	1,897	147	964	1,080
		2. £21.26	33,733	2,629	19,720	16,642
		3.* £21.26	6,850	533	7,383	0
		4. £21.26	12,225	952	6,209	6,968
		5. £21.26	1,884	146	1,129	901
6.     S Fischer received £37,369.28 under the cash alternative long term incentive plan

# Ordinary Shares have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance liabilities on awards released under the PSP.

* A Manz sold all her shares - she will be leaving the Company on 30 September 2016

d)	Aggregated information	N/A
e)	Date of the transaction	5 SEPTEMBER 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. DAVID CUTTER 2. SAM FISCHER
b)	Position / status	1. MEMBER OF EXECUTIVE COMMITTEE 2. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction	Release of Ordinary Shares on 5 September 2016 in respect of awards made under the Company's 2012 International Share Match Plan ("ISMP").
c)	Price(s) and volume(s)	Price(s)	Volume(s)
			No. of Ordinary Shares released	No. of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
		1. £21.26	48	23	25
		2. £21.26	49	8	41
# Ordinary Shares have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance liabilities on awards released under the ISMP.
d)	Aggregated information	N/A
e)	Date of the transaction	5 SEPTEMBER 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	ANAND KRIPALU
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
Release of Ordinary Shares on 5 September 2016 in respect of awards made under the Company's 2009 Discretionary Incentive Plan ("DIP").  The awards were made on 6 March 2014. The balance of the award has lapsed.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
			No. of Ordinary Shares released	No. of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
		£21.26	17,123	5,305	11,818
# Ordinary Shares have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance liabilities on awards released under the DIP.
d)	Aggregated information	N/A
e)	Date of the transaction	5 SEPTEMBER 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. DAVID CUTTER 2. ANAND KRIPALU 3. MAIRÉAD NAYAGER 4. JOHN O'KEEFFE 5. S FISCHER
b)	Position / status	1. MEMBER OF EXECUTIVE COMMITTEE 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. MEMBER OF EXECUTIVE COMMITTEE 5. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction	Release of Ordinary Shares on 5 September 2016 under the Diageo Executive Long Term Incentive Plan ("DELTIP"). The awards were made in the form of restricted stock units ("RSUs").
c)	Price(s) and volume(s)	Price(s)	Volume(s)
			No. of Ordinary Shares released	No. of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
		1. £21.26	5,832	2,748	3,084
		2. £21.26	6,578	2,038	4,540
		3. £21.26	872	384	488
		4. £21.26	3,017	1,677	1,340

5.   S Fischer received £111,066.26 under the cash alternative long term incentive plan

# Ordinary Shares have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance liabilities on awards released under the DELTIP.

d)	Aggregated information	N/A
e)	Date of the transaction	5 SEPTEMBER 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE

Diageo PLC – Director/PDMR Shareholding
Dated 08 September 2016

Diageo plc (the "Company")
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. I MENEZES 2. B FRANZ 3. A GAVAZZI 4. J KENNEDY 5. S SALLER
b)	Position / status	1. DIRECTOR 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. MEMBER OF EXECUTIVE COMMITTEE 5. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ("ADS")
b)	Nature of the transaction
Release of ADS under the Company's 2008 Performance Share Plan ("PSP") on 5 September 2016.  The awards were made on 5 September 2013 and vested at a level of 30.6%.  Also released were the ADS that were accrued in respect of notional dividends under the PSP during the period.  The balance of each award has lapsed.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
			No. of ADS released	No. of ADS in respect of notional dividend	No. of ADS sold#	Balance of ADS retained and beneficially owned
		1. $114.50	14,530	1,253	7,289	8,494
		2. $114.50	3,548	306	1,891	1,963
		3. $114.50	3,441	296	1,312	2,425
		4. $114.50	3,296	284	1,757	1,823
		5. $114.50	3,441	296	1,834	1,903
# ADS have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance liabilities on awards released under the PSP.
d)	Aggregated information	N/A
e)	Date of the transaction	6 SEPTEMBER 2016
f)	Place of the transaction	NEW YORK STOCK EXCHANGE

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	I MENEZES
b)	Position / status	DIRECTOR
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ("ADS")
b)	Nature of the transaction	EXERCISED OPTIONS OVER ADS AND SUBSEQUENT SALE OF ADS. THE BALANCE AFTER THE SALE HAS BEEN RETAINED. THE OPTIONS WERE GRANTED ON 20 SEPTEMBER 2010 AT A PRICE OF $67.84.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
			ADS Exercised	ADS Sold	ADS Retained
		$114.50	55,512	52,736	2,776
d)	Aggregated information	N/A
e)	Date of the transaction	7 SEPTEMBER 2016
f)	Place of the transaction	NEW YORK STOCK EXCHANGE

Diageo PLC – Director/PDMR Shareholding
Dated 08 September 2016

	Diageo plc (the "Company")
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. I MENEZES 2. K MIKELLS 3. D CUTTER 4. A KRIPALU 5. S FISCHER 6. B FRANZ 7. A GAVAZZI 8. J KENNEDY 9. C LAMBKIN 10. D MAHLAN 11. S MORIARTY 12. M NAYAGER 13. J O'KEEFFE 14. S SALLER
b)	Position / status
1.     DIRECTOR
2.     DIRECTOR
3.     MEMBER OF EXECUTIVE COMMITTEE
4.     MEMBER OF EXECUTIVE COMMITTEE
5.     MEMBER OF EXECUTIVE COMMITTEE
6.     MEMBER OF EXECUTIVE COMMITTEE
7.     MEMBER OF EXECUTIVE COMMITTEE
8.     MEMBER OF EXECUTIVE COMMITTEE
9.     MEMBER OF EXECUTIVE COMMITTEE
10.  MEMBER OF EXECUTIVE COMMITTEE
11.  MEMBER OF EXECUTIVE COMMITTEE
12.  MEMBER OF EXECUTIVE COMMITTEE
13.  MEMBER OF EXECUTIVE COMMITTEE
14.  MEMBER OF EXECUTIVE COMMITTEE

c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares") & AMERICAN DEPOSITARY SHARES ("ADS")
b)	Nature of the transaction
Grant of options over Ordinary Shares or ADSs on 5 September 2016, under the Company's 2014 Long Term Incentive Plan, adopted by the Company on 30 July 2014 ("DLTIP").  Each option is exercisable between 5 September 2019 and 4 September 2026, subject to the satisfaction of performance criteria and continued employment.
M Nayager's grant includes a grant of awards over 3,104 Ordinary Shares to spouse D Nayager (a PCA). These awards come in the form of RSUs.

c)	Price(s) and volume(s)	Price	Volume(s)
			Ordinary Shares	ADS
		1. $106.96		54,356*
		2. £18.61	128,253*
		3. £18.61	47,519
		4. £18.61	25,524
		5. £18.61	44,820
		6. $106.96		15,567
		7. $106.96		18,698
		8. $106.96		23,373
		9. £18.61	47,017
		10. $106.96		38,426*
		11. £18.61	56,421
		12. £18.61	48,946
		13. £18.61	39,911
		14. $106.96		14,590
		* the exercise of each option are subject to a retention period of two years during which time the director may not normally transfer, assign or otherwise dispose of the Ordinary Shares or ADSs.
d)	Aggregated information	N/A
e)	Date of the transaction	5 SEPTEMBER 2016
f)	Place of the transaction	THESE TRANSACTIONS WILL TAKE PLACE ON THE LONDON STOCK EXCHANGE & NEW YORK STOCK EXCHANGE

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. I MENEZES 2. K MIKELLS 3. D CUTTER 4. A KRIPALU 5. S FISCHER 6. B FRANZ 7. A GAVAZZI 8. J KENNEDY 9. C LAMBKIN 10. D MAHLAN 11. S MORIARTY 12. M NAYAGER 13. J O'KEEFFE 14. S SALLER
b)	Position / status
1.      DIRECTOR
2.      DIRECTOR
3.      MEMBER OF EXECUTIVE COMMITTEE
4.      MEMBER OF EXECUTIVE COMMITTEE
5.      MEMBER OF EXECUTIVE COMMITTEE
6.      MEMBER OF EXECUTIVE COMMITTEE
7.      MEMBER OF EXECUTIVE COMMITTEE
8.      MEMBER OF EXECUTIVE COMMITTEE
9.      MEMBER OF EXECUTIVE COMMITTEE
10.    MEMBER OF EXECUTIVE COMMITTEE
11.    MEMBER OF EXECUTIVE COMMITTEE
12.    MEMBER OF EXECUTIVE COMMITTEE
13.    MEMBER OF EXECUTIVE COMMITTEE
14.    MEMBER OF EXECUTIVE COMMITTEE

c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares") & AMERICAN DEPOSITARY SHARES ("ADS")
b)	Nature of the transaction
Grant of conditional awards over Ordinary Shares or ADSs on 5 September 2016, under the DLTIP .Each conditional award will vest on 5 September 2019 subject to the satisfaction of performance criteria. Each conditional award carries a right to receive, on vesting, an amount linked to dividends paid on the Ordinary Shares (or ADSs) subject to the conditional award. These awards come in the form of Restricted Stock Units ("RSUs")
M Nayager's grant includes a grant of conditional awards over 4,406 Ordinary Shares to spouse D Nayager (a PCA).  These awards come in the form of RSUs.

c)	Price(s) and volume(s)	Price	Volume(s)
			Ordinary Shares	ADS
		1. $106.96		54,356*
		2. £18.61	128,253*
		3. £18.61	42,767
		4. £18.61	23,204
		5. £18.61	40,338
		6. $106.96		14,011
		7. $106.96		16,828
		8. $106.96		21,035
		9. £18.61	42,315
		10. $106.96		38,426*
		11. £18.61	50,779
		12. £18.61	45,664
		13. £18.61	35,920
		14. $106.96		13,131

* the Ordinary Shares and ADSs received on the vesting of each conditional award are subject to a retention period of two years during which time the director may not normally transfer, assign or otherwise dispose of the Ordinary Shares or ADSs.

d)	Aggregated information	N/A
e)	Date of the transaction	5 SEPTEMBER 2016
f)	Place of the transaction	THESE TRANSACTIONS WILL TAKE PLACE ON THE LONDON STOCK EXCHANGE & NEW YORK STOCK EXCHANGE

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	J KENNEDY
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ("ADS")
b)	Nature of the transaction
J Kennedy acquires an interest over ADS on 5 September 2016 by way of a one-off award under the DLTIP.  There are performance conditions attached to the release of this award under the DLTIP and the award will vest, subject to achievement of performance conditions. The awards will be in the form of restricted stock units ("RSUs").

c)	Price(s) and volume(s)	Price	Volume(s)	Maximum percentage vesting in 2019	Maximum percentage vesting in 2020	Maximum percentage vesting in 2021
		$113.66	21,995	33.33%	33.33%	33.33%
d)	Aggregated information	N/A
e)	Date of the transaction	5 SEPTEMBER 2016
f)	Place of the transaction	THIS TRANSACTION WILL TAKE PLACE ON THE NEW YORK STOCK EXCHANGE

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	M NAYAGER
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
D Nayager, a PCA of M Nayager acquires an interest over 4,850 Ordinary Shares on 5 September 2016 under the Diageo Performance Incentive Plan 2016 (the "DPI") section of the Company's DLTIP.  There are performance conditions attached to the release of this award under the DPI and the award will vest in three years, subject to achievement of performance conditions. The awards will be in the form of restricted stock units ("RSUs").

c)	Price(s) and volume(s)	Price	Volume(s)
		£21.13	4,850
d)	Aggregated information	N/A
e)	Date of the transaction	5 SEPTEMBER 2016
f)	Place of the transaction	THIS TRANSACTION WILL TAKE PLACE ON THE LONDON STOCK EXCHANGE

Diageo PLC – Director/PDMR Shareholding
Dated 12 September 2016

Diageo plc (the "Company")
Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. S MORIARTY 4. FB HUMER
b)	Position / status	1. CFO 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Nature of the transaction	1,2 & 3: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 4. PURCHASE UNDER ARRANGEMENT WITH COMPANY
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £20.52	11
		2. £20.52	9
		3. £20.52	11
		4. £20.52	403
d)	Aggregated information	N/A
e)	Date of the transaction	12 SEPTEMBER 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE
537577033

Diageo PLC – Transaction in Own Shares
Dated 19 September 2016

Transaction in own shares
Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 682,027 ordinary shares in the Company at a price of 2154.5723 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans. Details of the relevant repurchase transactions are set out below:

Description of Shares:	Diageo plc ordinary shares of 28 101/108 pence each
Number of Shares repurchased:	682,027
Average price paid per Share (pence):	2154.5723
Highest price paid per Share (pence):	2158.5
Lowest price paid per Share (pence):	2140.0
Date of transaction:	19 September 2016
Broker:	Merrill Lynch International

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 682,027 from 1st July 2016 to today's date.

Following the above purchase, the Company holds 235,571,229 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,518,854,275.

Diageo PLC – Transaction in Own Shares
Dated 20 September 2016

Transaction in own shares
Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 125,123 ordinary shares in the Company at a price of 2169.5545 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans. Details of the relevant repurchase transactions are set out below:

Description of Shares:	Diageo plc ordinary shares of 28 101/108 pence each
Number of Shares repurchased:	125,123
Average price paid per Share (pence):	2169.5545
Highest price paid per Share (pence):	2179.0
Lowest price paid per Share (pence):	2154.5
Date of transaction:	20 September 2016
Broker:	Merrill Lynch International

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 807,150 from 1st July 2016 to today's date.

Following the above purchase, the Company holds 235,696,352 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,518,729,152.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3766K_-2016-9-20.pdf

Diageo PLC – Diageo issues trading commentary ahead of AGM
Dated 21 September 2016
21 September 2016

Diageo issues trading commentary ahead of AGM

Ivan Menezes, Chief Executive, commented:

"The 2017 fiscal year has started well. As expected, the momentum we created last year, strengthening our business through improved marketing, innovation, and commercial execution, has set us up to deliver a stronger performance. Key drivers of improved top line growth are our fiscal 2017 priorities: scotch, US spirits and India.

"We have made a strong start to our productivity work and are moving at pace. As we no longer take productivity related costs as an exceptional item, in the first half these costs will impact our organic operating profit margin. In the second half productivity related costs will decline and be offset by higher savings as well as the benefits from our targeted reinvestment of those gains. This will contribute to organic margin expansion for the full year.

"Our top line momentum and progress in implementing productivity changes, gives us continued confidence in achieving our objective of mid-single digit top line growth, and over three years ending fiscal 19 delivering 100bps of organic operating margin improvement."

For further information

Media relations:	Kirsty King	+44 (0) 208 978 6855
global.press.office@diageo.com

Investor relations:	Catherine James	+44 (0) 7803 854550
	Rohit Vats	+44 (0) 208 978 1064
	Pier Falcione	+44 (0) 208 978 4838
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters and can be statements made about Diageo's strategy, trends in results of operations, margins, and growth rates and growth rate objectives; estimates of Diageo's cash flows, effective interest rates, effective tax rates, cost savings, results of hedging instruments, cash contributions in post-employment plans, impacts of exchange rates, dividend policies and shareholders return objectives, executive compensation levels, outcomes of litigation, and the impact of new accounting policies on Diageo's consolidated results and financial position. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to exchange rates, interest rates, the availability or cost of financing to Diageo, social, political and environmental developments, legal and regulatory changes, litigation, failure to comply with laws and regulations, currency restrictions, consumer trends, preferences and purchasing power, overall market trends, the consequences of the referendum on the UK's membership in the EU, increases in the cost of production, events that damage Diageo's brands or reputation, inability to execute business strategies, shortage of talent, movement in the value of the assets and liabilities related to Diageo's pension funds and a failure to protect Diageo's intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the 'Risk factors' included in Diageo's annual report for the year ended 30 June 2016. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

All rights are reserved in relation to any reference in this document to names of Diageo's products which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. © Diageo plc 2016.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.
Past performance cannot be relied upon as a guide to future performance.

ENDS

Diageo PLC – Transaction in Own Shares
Dated 21 September 2016

Transaction in own shares
Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 99,295 ordinary shares in the Company at a price of 2174.4113 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans. Details of the relevant repurchase transactions are set out below:

Description of Shares:	Diageo plc ordinary shares of 28 101/108 pence each
Number of Shares repurchased:	99,295
Average price paid per Share (pence):	2174.4113
Highest price paid per Share (pence):	2180.0
Lowest price paid per Share (pence):	2165.0
Date of transaction:	21 September 2016
Broker:	Merrill Lynch International

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 906,445 from 1st July 2016 to today's date.

Following the above purchase, the Company holds 235,712,481 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,518,713,023.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4942K_-2016-9-21.pdf

Diageo PLC – Result of AGM
Dated 22 September 2016

TO:	Regulatory Information Service
RE:	CHAPTER 9 PARAGRAPHS 9.6.3(1) and 9.6.18 OF THE LISTING RULES

 Diageo plc (the "Company") announces that:
1.   in accordance with Listing Rule 9.6.3 (1), copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at its Annual General Meeting ('AGM') held on 21 September 2016 have been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

2.     voting on the resolutions put to the Company's AGM was as follows (all the resolutions were passed):

RESOLUTION	VOTES FOR	%*	VOTES AGAINST	%*	VOTES WITHELD
1) Report and Accounts	1,923,101,205	99.71	5,625,466	0.29	21,246,395
2) Directors' Remuneration Report	1,847,226,415	94.82	100,963,321	5.18	1,783,328
3) Final Dividend	1,948,845,491	99.98	322,844	0.02	804,731
4) Re-election of PB Bruzelius	1,934,006,300	99.45	10,683,091	0.55	5,283,174
5) Re-election of Lord Davies	1,934,831,150	99.49	9,858,576	0.51	5,282,839
6) Re-election of Ho KwonPing	1,757,416,495	91.57	161,893,045	8.43	30,663,022
7) Re-election of BD Holden	1,940,846,662	99.59	8,080,999	0.41	1,044,904
8) Re-election of Dr FB Humer	1,908,164,211	98.65	26,037,168	1.35	15,771,186
9) Re-election of NS Mendelsohn	1,923,225,868	99.30	13,616,275	0.70	13,130,422
10) Re-election of IM Menezes	1,947,944,432	99.95	979,594	0.05	1,048,540
11) Re-election of PG Scott	1,939,828,125	99.54	9,061,215	0.46	1,083,225
12) Re-election of AJH Stewart	1,926,580,528	99.47	10,277,651	0.53	13,114,386
13) Election of J Ferrán	1,938,175,973	99.45	10,666,056	0.55	1,130,537
14) Election of KA Mikells	1,946,080,107	99.86	2,795,519	0.14	1,096,939
15) Election of EN Walmsley***	-	-	-	-	-
16) Re-appointment of Auditor	1,945,591,463	99.82	3,570,418	0.18	811,050
17) Remuneration of auditor	1,944,225,526	99.76	4,627,412	0.24	1,120,128
18) Authority to allot shares	1,912,660,305	98.16	35,765,952	1.84	1,546,780
19) Disapplication of pre-emption rights	1,933,853,877	99.28	13,972,491	0.72	2,146,698
20) Authority to purchase own ordinary shares	1,924,604,689	98.76	24,173,573	1.24	1,194,804
21) Authority to make political donations and/or to incur political expenditure in the EU**	1,876,158,573	96.52	67,600,256	3.48	6,214,236

J Guttridge
Company Secretarial Assistant

22 September 2016

Notes

*As a percentage of the aggregate of votes For plus votes Against (excluding votes Withheld).

**Resolutions other than those concerning ordinary business.

*** Resolution 15 was withdrawn with the consent of the meeting as Ms Walmsley indicated that she wished to stand down from the board.

Diageo PLC – Transaction in Own Shares
Dated 22 September 2016

Transaction in own shares
Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 723,766 ordinary shares in the Company at a price of 2209.1432 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans. Details of the relevant repurchase transactions are set out below:

Description of Shares:	Diageo plc ordinary shares of 28 101/108 pence each
Number of Shares repurchased:	723,766
Average price paid per Share (pence):	2209.1432
Highest price paid per Share (pence):	2216.0
Lowest price paid per Share (pence):	2197.0
Date of transaction:	22 September 2016
Broker:	Merrill Lynch International

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 1,630,211 from 1st July 2016 to today's date.

Following the above purchase, the Company holds 236,436,247 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,517,989,257.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6133K_-2016-9-22.pdf

Diageo PLC – Transaction in Own Shares
Dated 23 September 2016

Transaction in own shares
Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 861,196 ordinary shares in the Company at a price of 2219.4318 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans. Details of the relevant repurchase transactions are set out below:

Description of Shares:	Diageo plc ordinary shares of 28 101/108 pence each
Number of Shares repurchased:	861,196
Average price paid per Share (pence):	2219.4318
Highest price paid per Share (pence):	2225.0
Lowest price paid per Share (pence):	2198.0
Date of transaction:	23 September 2016
Broker:	Merrill Lynch International

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 2,491,407 from 1st July 2016 to today's date.

Following the above purchase, the Company holds 237,186,043 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,517,239,461.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7463K_-2016-9-23.pdf

Diageo PLC – Transaction in Own Shares
Dated  26 September 2016

Transaction in own shares
Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 787,696 ordinary shares in the Company at a price of 2209.7270 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans. Details of the relevant repurchase transactions are set out below:

Description of Shares:	Diageo plc ordinary shares of 28 101/108 pence each
Number of Shares repurchased:	787,696
Average price paid per Share (pence):	2209.7270
Highest price paid per Share (pence):	2220.5
Lowest price paid per Share (pence):	2197.5
Date of transaction:	26 September 2016
Broker:	Merrill Lynch International

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 3,279,103 from 1st July 2016 to today's date.

Following the above purchase, the Company holds 237,968,316 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,516,457,188.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8667K_-2016-9-26.pdf

Diageo PLC – Transaction in Own Shares
Dated 27 September 2016

Transaction in own shares
Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 528,778 ordinary shares in the Company at a price of 2218.0986 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans. Details of the relevant repurchase transactions are set out below:

Description of Shares:	Diageo plc ordinary shares of 28 101/108 pence each
Number of Shares repurchased:	528,778
Average price paid per Share (pence):	2218.0986
Highest price paid per Share (pence):	2230.0
Lowest price paid per Share (pence):	2210.0
Date of transaction:	27 September 2016
Broker:	Merrill Lynch International

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 3,807,881 from 1st July 2016 to today's date.

Following the above purchase, the Company holds 238,497,094 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,515,928,410.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0001L_-2016-9-27.pdf

Diageo PLC – Director/PDMR Shareholding
Dated 29 September 2016

Diageo plc (the "Company")
Transaction notification
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	B FRANZ
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ('ADS')
b)	Nature of the transaction	SALE OF ADS
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$ 117.00	2,000
d)	Aggregated information	N/A
e)	Date of the transaction	28 SEPTEMBER 2016
f)	Place of the transaction	LONDON STOCK EXCHANGE
537577033

Diageo PLC – Total Voting Rights
Dated 30 September 2016

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 September 2016 consisted of 2,754,425,504 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 238,486,785 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,515,938,719 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

30 September 2016

Jonathan Guttridge
Company Secretarial Assistant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 October 2016	By: /s/Jonathan Guttridge
Name: Jonathan Guttridge
Title: Company Secretarial Assistant